May 11, 2009
VIA EDGAR
Mr. Mark Webb
Mr. Kevin Vaughn
Mr. David Lyon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	United Bankshares, Inc.
Form 10-K for December 31, 2008
File Number 2-86947
Gentlemen:
This letter is provided on behalf of United Bankshares, Inc. (“United” or the “Company”) in response to your letter of May 4, 2009 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.
Set forth below in italics are each of the comments contained in the staff’s letter, together with the Company’s responses. The items are set forth in the order in which they appear in the staff’s letter.
Form 10-K
Application of Critical Accounting Policies, page 20
1.	Please refer to your response to comment 3 of our March 30, 2009 comment letter. Considering it and your response to our comment 8 of the same letter, please tell us and revise future filings to clarify why you do not consider the significant assumptions management makes in valuing investment securities, including other than temporary impairments, as a critical accounting policy.

United Bankshares, Inc.
Form 10-K for December 31, 2008

Response:
We will include in our March 31, 2009 Form 10-Q the assumptions management makes in valuing investment securities, including other than temporary impairments, as a critical accounting policy. Below is our disclosure for the March 31, 2009 Form 10-Q. We will revise future filings as well.
Accounting estimates are used in the presentation of the investment portfolio and these estimates impact the presentation of United’s financial condition and results of operations. United classifies its investments in debt and equity securities as either held to maturity or available for sale in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Securities held to maturity are accounted for using historical costs, adjusted for amortization of premiums and accretion of discounts. Securities available for sale are accounted for at fair value, with the net unrealized gains and losses, net of income tax effects, presented as a separate component of stockholders’ equity. When available, fair values of securities are based on quoted prices or prices obtained from third party vendors. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data. Prices obtained from third party vendors that do not reflect forced liquidation or distressed sales are not adjusted by management. Where prices reflect forced liquidation or distressed sales, as is the case with United’s portfolio of pooled trust preferred securities, management estimates fair value based on a discounted cash flow methodology using appropriately adjusted discount rates reflecting nonperformance and liquidity risks. Due to the subjective nature of this valuation process, it is possible that the actual fair values of these securities could differ from the estimated amounts, thereby affecting United’s financial position, results of operations and cash flows. The potential impact to United’s financial position, results of operations or cash flows for changes in the valuation process cannot be reasonably estimated.
If the estimated value of investments is less than the cost or amortized cost, management evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. If such an event or change has occurred, management must exercise judgment to determine the nature of the potential impairment (i.e., temporary or other than temporary) in order to apply the appropriate accounting treatment. For example, available for sale securities for which there is an unrealized loss that is deemed to be “other than temporary” are written down to fair value with the write-down recorded as a realized loss and included in securities gains (losses) on the income statement rather than as a separate component of stockholders’ equity on the balance sheet. Given the recent disruptions in the financial markets, the decision to recognize other than temporary impairment on investments securities has become more difficult as complete information is not always available and market conditions and other relevant factors are subject to rapid changes. Therefore, the other than temporary impairment assessment has become a critical accounting policy for United. For additional information on management’s consideration of investment valuation and other than temporary impairment, see Note 2, Investment Securities, and Note 11, Fair Value Measurements, to the unaudited consolidated financial statements.

United Bankshares, Inc.
Form 10-K for December 31, 2008

Provision for Credit Losses, page 30
2.	Please refer to your response to comment 6 of our March 30, 2009 comment letter. We note the numerous revisions you propose that address the allowance for credit losses; however, we believe a discussion of the relationship between the allowance for loan losses and nonperforming assets could help a reader understand the expected charge-off trends on nonperforming assets. We note the significant decrease in the allowance for loan losses as a percentage of nonperforming assets at December 31, 2008 and continuing into the first quarter of 2009, as indicated by your earnings release on Form 8-K. Please tell us and revise future filings to discuss this apparent trend.
Response:
Traditionally, the Company has focused on the relationship between the allowance for loan losses and nonperforming loans rather than nonperforming assets. This is because nonperforming assets can include items such as other real estate owned (OREO), which is not part of the loan portfolio and therefore, not considered in the analysis of the allowance for loan losses. Total nonperforming assets of $92.36 million, including OREO of $31.77 million at March 31, 2009, represented an increase of $18.35 million or 24.79% from year-end 2008. However, OREO comprised the majority of the increase, up $11.95 million in comparison to December 31, 2008. Nonperforming loans at March 31, 2009 were $60.60 million or 1.01% of loans, net of unearned income, up $6.40 million or 11.81% from nonperforming loans of $54.20 million or 0.90% of loans, net of unearned income at December 31, 2008. Generally, the allowance for loan losses and nonperforming loans will trend directionally the same, but not in all instances and often not to the same degree as discussed below for the first quarter of 2009. It would be the intent of the Company to continue to monitor and discuss the trend of the allowance to nonperforming loans in future filings.
Below is the information which we will include in our discussion of the “Provision for Credit Losses” within the MD&A of the March 31, 2009 Form 10-Q to address the question above. We will revise future filings regarding the provision for credit losses for the respective period(s) based on the facts and circumstances.
At March 31, 2009, the allowance for credit losses was $64.68 million as compared to $63.60 million at December 31, 2008. As a percentage of loans, net of unearned income, the allowance for credit losses was 1.08% at March 31, 2009 and 1.06% of loans, net of unearned income at December 31, 2008. The ratio of the allowance for credit losses to nonperforming loans was 106.7% and 117.4% at March 31, 2009 and December 31, 2008, respectively. This ratio indicates coverage of nonperforming loans by the allowance for credit losses decreased as a result of a $6.40 million or 11.81% increase in nonperforming loans during the quarter. This increase in nonperforming loans was attributable to a $7.33 million increase within the 90 days past due component. The increase was due mainly to loans totaling $5.93 million to four customers becoming past due 90 days or more at March 31, 2009. Qualitative risk factors within the allowance for loan loss analysis were determined in accordance with delinquency trends of such loans resulting in increased allowance allocations, however, not to the same degree as the overall increase in nonperforming loans. The Company’s detailed methodology and analysis did not indicate a corresponding increase in the allowance for credit losses primarily because of the estimated fair value of the underlying collateral of loans considered impaired and included in nonperforming loans and charge-offs recorded in the first quarter of 2009 on nonperforming loans for which the Company had previously specifically allocated allowance. The first quarter 2009 charge-offs resulted in a decrease of $1.1 million in such specific allocations which had a greater impact on the allowance than the increase in nonperforming loans.

United Bankshares, Inc.
Form 10-K for December 31, 2008

Financial Statements
Note C — Investment Securities, page 64
3.	We note your response to comment 8 of our March 30, 2009 comment letter regarding certain corporate securities that were in an unrealized loss position for greater than twelve months. Please tell us and consider disclosing in future filings, for each tranche listed, the deferrals and defaults as a percentage of collateral and the excess subordination after taking into account your best estimates of future interest deferrals and defaults.
Response:
Below is our response to the staff’s comments based on information as of December 31, 2008. United will consider revising future filings to include similar information regarding its investment securities.

										% of
						Below				Bonds
				Invest-		Invest-				Receiving
				ment	Split	ment		% of		Current
				Grade	Rated	Grade	% of	Collateral	% of	Interest
	Book	Fair	Unrealized	(Book	(Book	(Book	Collateral	in	Subordi	&
Class	Value	Value	Loss	Value)	Value)	Value)	Deferring	Default	-nation	Principal

Senior	$15,000	$9,553	$(5,447)	$15,000	—	—	6.1%	0.4%	51.9%	100.0%

Mezzanine (now in Senior position)	19,978	11,517	(8,461)	7,438	$12,540	—	14.3%	2.2%	5.7%	100.0%

Mezzanine	72,990	43,500	(29,489)	14,118	58,872	—	7.6%	2.0%	1.9%	100.0%

Single Issue Trust Preferred	4,941	3,732	(1,209)	—	4,941	—	N/A	N/A	N/A	100.0%

	$112,909	$68,302	$(44,606)	$36,556	$76,353	—

Subordination is defined as the amount of performing collateral that is in excess of what is needed to payoff a specified class of bonds and all classes senior to the specified class, expressed as a percentage of performing collateral. Performing collateral is defined as total collateral minus all collateral that is currently deferring and all collateral that is currently in default. This definition assumes that all collateral that is currently in deferral will default with a zero recovery rate. The underlying issuers can cure, or the bonds could recover a higher percentage upon default than zero. Subordination, as defined previously, does not consider any excess interest spread that is built into the structure of the security, which provides a source of repayment for the bonds in addition to subordination.

United Bankshares, Inc.
Form 10-K for December 31, 2008

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (304) 424-8704.
Sincerely,
/s/ Steven E. Wilson

Steven E. Wilson
Chief Financial Officer
514 Market Street, Parkersburg, WV 26102